SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the year ended March 31, 2009. (Wednesday, May 13, 2009)

2.	Notice on an distribution of retained earnings. (Wednesday, May 13, 2009)

3.	Basic policy regarding reduction of trading unit of the Company’s stock. (Wednesday, May 13, 2009)

4.	Notice on amendment to Articles of Incorporation. (Wednesday, May 13, 2009)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (WEDNESDAY, MAY 13, 2009)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2009 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 13, 2009 — Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2009.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31, 2009

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Year ended March 31, 2009			% (*)	Year ended March 31, 2008	% (*)
Revenues	¥ [$	1,107,482 11,300,837	]	(4.1)	¥1,154,574	2.4
Operating income	¥ [$	102,815 1,049,133	]	(24.9)	¥136,875	5.0
% of revenues		9.3%			11.9%
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ [$	83,259 849,582	]	(32.1)	¥122,577	(6.8)
% of revenues		7.5%			10.6%
Net income	¥ [$	48,064 490,449	]	(29.3)	¥68,026	(11.0)
% of revenues		4.3%			5.9%
Net income per ADS
Basic	¥ [$	188.40 1.92	]		¥264.01
Diluted	¥ [$	188.40 1.92	]		¥264.01
Ratio of net income to shareholders’ equity		7.8%			10.4%
Ratio of income from continuing operations before income taxes to total assets		5.8%			8.3%

Notes.

1. (*) represents percentage change from the comparable previous period.

2. Equity in net income of affiliated companies for the years ended March 31, 2009 and 2008 were ¥222 million and ¥94 million,

respectively.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	March 31, 2009			March 31, 2008
Total assets	¥ [$	1,385,824 14,141,061	]	¥1,464,270
Shareholders’ equity	¥ [$	578,284 5,900,857	]	¥648,097
Ratio of shareholders’ equity to total assets		41.7%		44.3%
Shareholders’ equity per ADS	¥ [$	2,273.02 23.19	]	¥2,530.44

Kubota Corporation

and Subsidiaries

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)
	Year ended March 31, 2009			Year ended March 31, 2008
Net cash provided by (used in) operating activities	(¥ [($	22,577 230,378	) )]	¥90,110
Net cash used in investing activities	(¥ [($	74,021 755,316	) )]	(¥72,344)
Net cash provided by (used in) financing activities	¥ [$	84,860 865,919	]	(¥11,680)
Cash & cash equivalents, end of year	¥ [$	69,505 709,235	]	¥88,784

2. Cash dividends

	(In millions of yen except per ADS amounts)
	Cash dividends per ADS					Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share- holders’ equity
	First quarter period	Second quarter period	Third quarter period	Year-end	Total
Year ended March 31, 2009	—	¥35.00	—	¥35.00	¥70.00	¥17,852	37.2%	2.9%
Year ended March 31, 2008	—	¥30.00	—	¥40.00	¥70.00	¥17,981	26.5%	2.8%

Note.

Specific amount of cash dividends for the year ending March 31, 2010 is not decided at this time.

3. Anticipated results of operations for the year ending March 31, 2010

	(In millions of yen except per ADS amounts)
	Six months ending September 30, 2009	% (*)	Year ending March 31, 2010	% (*)
Revenues	¥480,000	(16.1)	¥1,020,000	(7.9)
Operating income	¥28,000	(58.9)	¥70,000	(31.9)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥27,500	(58.3)	¥69,500	(16.5)
Net income attributable to Kubota Corp.	¥15,000	(58.0)	¥40,000	(16.8)
Net income attributable to Kubota Corp. per ADS	¥58.96		¥157.22

Notes.

(*) represents percentage change from the comparable previous period.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

‘Net income attributable to Kubota Corp.’ is comparable to ‘Net income’ presented in the year under review.

4. Other

(1)	Changes in number of material subsidiaries during the fiscal year: No

(2)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

(a)	Changes by newly issued accounting pronouncement : Yes

(b)	Changes in matters other than (a) above : No

Please refer to “Notes” on page 15 for more detail.

(3)	Number of shares outstanding including treasury stock as of March 31, 2009	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2008	:	1,285,919,180
	Number of treasury stock as of March 31, 2009	:	13,856,291
	Number of treasury stock as of March 31, 2008	:	5,315,673
	Weighted average number of shares outstanding during the year ended March 31, 2009	:	1,275,574,702
	Weighted average number of shares outstanding during the year ended March 31, 2008	:	1,288,336,590

Please refer to “Per Common Share Information” on page 16.

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per ADS amounts)
	Year ended March 31, 2009	(*)	Year ended March 31, 2008	(*)
Net sales	¥643,090	(6.2)	¥685,431	(1.4)

Operating income	¥27,844	(55.0)	¥61,932	(14.6)

Ordinary income	¥25,659	(60.1)	¥64,357	(18.1)

Net income	¥3,849	(88.3)	¥32,906	(24.1)

Net income per ADS
Basic	¥15.08		¥127.67

Diluted	—		—

Note.

(*) represents percentage change to the comparable previous year.

(2) Financial position	(In millions of yen except per ADS amounts)
	March 31, 2009	March 31, 2008
Total assets	¥736,496	¥814,886
Net assets	¥409,063	¥459,948
Ratio of net assets to total assets	55.5%	56.4%
Net assets per ADS	¥1,607.39	¥1,795.30

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

For the year ended March 31, 2009, revenues of Kubota Corporation and subsidiaries (hereinafter “the Company”) decreased ¥47.1 billion (4.1%), to ¥1,107.5 billion from the prior year.

In the domestic market, revenues decreased ¥23.0 billion (4.0%), to ¥549.2 billion from the prior year. Revenues in Internal Combustion Engine and Machinery decreased due to depressed sales of farm equipment and engines resulting from stagnant market conditions and substantially lower sales of construction machinery on the background of demand shrinkage accompanied by economic slowdown. Revenues in Pipes, Valves, and Industrial Castings increased due to a substantial increase in sales of ductile iron pipes and spiral welded steel pipes, while sales of industrial castings decreased. Revenues in Environmental Engineering increased due mainly to increased sales of water & sewage engineering products. Revenues in Other decreased mainly due to a decrease in sales of vending machine and construction.

Revenues in overseas markets decreased ¥24.0 billion (4.1%), to ¥558.3 billion from the prior year. In Internal Combustion Engine and Machinery, sales of combine harvesters and rice transplanters increased favorably, however, sales of engines decreased substantially and sales of tractors decreased slightly. In addition, sales of construction machinery significantly decreased in North American and European markets. Revenues in Pipes, Valves, and Industrial Castings increased due to increased sales of ductile iron pipes, while sales of industrial castings decreased. Revenues in Environmental Engineering decreased, however, revenues in Other increased. The ratio of overseas revenues to consolidated revenues was 50.4%, the same as the prior year.

Operating income decreased ¥34.1 billion (24.9%), to ¥102.8 billion from the prior year. Operating income in Internal Combustion Engine and Machinery decreased largely due to decreased demand, appreciation of the yen and price hikes for raw materials. Decreases in Operating income in Pipes, Valves, and Industrial Castings resulted from recorded losses related to the Anti-Monopoly Law corresponding to ductile iron pipe business. Operating loss in Environmental Engineering shrank, while operating income in Other decreased due to decreased sales of vending machines.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥39.3 billion (32.1%), to ¥83.3 billion. This decrease was due to a decrease in operating income and an increase in other expenses resulting from increases in foreign exchange loss and valuation losses on other investment.

Income taxes were ¥28.7 billion (representing an effective tax rate of 34.5%), which included the effect of reversal of part of the deferred tax liabilities because of a tax law revision related to the taxation of dividends from overseas subsidiaries. Net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥6.4 billion. As a result, net income was ¥48.1 billion, ¥20.0 billion (29.3%) lower than the prior year.

Kubota Corporation

and Subsidiaries

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥754.4 billion, 4.9 % lower than the prior year, comprising 68.1 % of consolidated revenues. Domestic revenues decreased 5.3%, to ¥235.2 billion, and overseas revenues decreased 4.8%, to ¥519.3 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, the operating environment continued to be challenging due to stagnant demand for farm equipment resulted from economic slowdown and the price hikes of agricultural materials and a decrease in construction investment. In this circumstance, the Company actively introduced new products and implemented promotional sales activity, and sales of combine harvesters and rice transplanters increased. However, sales of tractors and engine decreased, and construction machinery decreased substantially.

In overseas markets, sales of tractors slightly decreased. In Asia outside Japan, sales of tractors in Thailand continued to increase, and sales in Europe also increased steadily due to launching new products. However, sales of tractors in North America decreased substantially due to a stagnation of the markets and appreciation of the yen. Sales of construction machinery decreased substantially due to the rapid economic slowdown in Europe, sales of engine decreased due to inventory adjustment in European and North American clients. On the other hand, sales of combine harvesters and rice transplanters increased sharply in China.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.1%, to ¥207.9 billion from the prior year, comprising 18.8 % of consolidated revenues. Domestic revenues increased 2.9%, to ¥176.1 billion, and overseas revenues increased 4.2%, to ¥31.8 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, sales of ductile iron pipes and spiral welded steel pipes increased largely due to price increases. However, sales of plastic pipes decreased due to declining demand. Sales of industrial castings decreased due to decreased sales of ductile tunnel segment.

In overseas markets, sales of industrial castings decreased affected by slowdown in capital expenditures in private sector. On the other hand, export sales of ductile iron pipes to the Middle East favorably increased and compensated for decreased amount of sales of industrial castings.

3) Environmental Engineering

Revenues in Environmental Engineering increased 5.0%, to ¥74.4 billion from the prior year, comprising 6.7 % of consolidated revenues. Domestic revenues increased 6.1%, to ¥68.9 billion, and overseas revenues decreased 7.4%, to ¥5.5 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of water & sewage engineering products substantially increased. Sales of the waste engineering products and pumps also increased steadily. In overseas markets, sales of pumps increased steadily while sales of submerged membrane systems decreased substantially from the prior year.

4) Other

Revenues in Other decreased 19.9%, to ¥70.8 billion from the prior year, comprising 6.4 % of consolidated revenues. Domestic revenues decreased 21.4%, to ¥69.1 billion, and overseas revenues increased 237.5%, to ¥1.7 billion. This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine decreased substantially in this segment due to the decreased demand for cigarette-vending machines with the function of age-identification, for which the temporary demand was very high in the prior year. Sales of construction and electronic equipped machinery also decreased. In addition, sales of condominiums were absent in this fiscal year because some shares of the subsidiary which conducted condominium business were sold and the subsidiary changed into an affiliated Company in the prior year. As a result, revenues in Other largely decreased.

Kubota Corporation

and Subsidiaries

(3) Prospect for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2010 at ¥1,020.0 billion, ¥87.5 billion lower than the year under review. Domestic revenues are forecast to decrease due to decrease of revenues in Internal Combustion Engine and Machinery, and Pipes, Valves, and Industrial Castings, while revenues in Environmental Engineering are expected to be the same level as the year under review. In overseas markets, although revenues in Pipes, Valves, and Industrial Castings, and Environmental Engineering are expected to increase from the year under review, revenues in Internal Combustion Engine and Machinery are forecast to decrease substantially. As a result, total overseas revenues are forecast to decrease from the year under review.

The Company forecasts operating income of ¥70.0 billion, a decrease of ¥32.8 billion from the year under review, mainly due to significant decrease in revenues and appreciation of yen.

The Company expects income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥69.5 billion, a decrease of ¥13.8 billion from the year under review. Net income attributable to Kubota Corporation is forecast to be ¥40.0 billion, a decrease of ¥8.1 billion from the year under review. (The forecasts are based on the assumption of an exchange rate of ¥96=US$1.)

*’Net income attributable to Kubota Corporation’ is comparable to ‘Net income’ presented in the year under review.

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of March 2009 amounted to ¥1,385.8 billion, decrease of ¥78.4 billion from the end of the prior year. As for assets, current assets slightly decreased. Cash and Cash equivalent decreased and short-term finance receivables decreased resulted from appreciation of yen. And accompanied with reduced sales of trade receivables in North America, trade accounts receivable substantially increased and interest in sold receivables substantially decreased at the same time. Investments and long-term finance receivables substantially decreased due to a decrease in long-term finance receivables resulted from appreciation of yen and shrinkage of unrealized gains of securities affected by stock market slump. Property, plant, and equipment decreased, while other assets increased mainly due to an increase of long-term deferred tax assets.

Regarding liabilities, interest-bearing debt substantially increased resulted from switching funding source from sale of trade receivables to borrowing from financial institutions, while trade notes payable, trade accounts payable and income taxes payable decreased. Accrued retirement and pension costs increased largely, while other long-term liabilities decreased due to a decrease of deferred tax liabilities affected by shrinkage of unrealized gains of securities.

As for shareholders’ equity, total shareholders’ equity decreased. Retained earnings increased steadily due to recorded net income, however accumulated other comprehensive income substantially decreased due to decrease in foreign currency translation adjustments and unrealized losses on securities. Shareholders’ equity ratio was 41.7%, 2.6 percentage points lower than the prior year end.

(2) Cash flows

Net cash used in operating activities during the year under review was ¥22.6 billion, and cash inflow decreased ¥112.7 billion from the prior year. Cash inflow decreased substantially due to decreased net income, reduced sales of trade receivable in North America and increased inventories. Such amount exceeded cash provided by increase in other current liabilities.

Net cash used in investing activities was ¥74.0 billion, an increase of ¥1.7 billion from the prior year. Cash used in purchases of investments and change in loan receivables increased largely, however, decrease in purchases of fixed assets, increase in proceeds from sales of property, plant, and equipment, and slowdown of increase in finance receivables decreased cash outflow. As a result, net cash used in investing activities was almost same level as the prior year.

Net cash provided by financing activities was ¥84.9 billion, an increase of ¥96.5 billion from the prior year, due to increases in short-term borrowings and long-term debt resulted from switching funding source from sales of trade receivables to borrowing from financial institutions in North America.

Including the effect of exchange rate, cash and cash equivalents at the end of March 2009 were ¥69.5 billion, a decrease of ¥19.3 billion from the prior year.

Kubota Corporation

and Subsidiaries

(Reference) Cash flow indices

	Year ended March 31, 2009	Year ended March 31, 2008
Ratio of shareholders’ equity to total assets (%)	41.7	44.3
Equity ratio based on market capitalization (%)	49.1	54.1
Interest-bearing debt / Net cash provided by operating activities (year)	—	4.0
Interest coverage ratio (times)	—	7.0

Notes.

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Net cash provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows. Among these cash flow indices, ‘Interest-bearing debt / Net cash provided by operating activities’ and ‘Interest coverage ratio’ for the year ended March 31, 2009 were not presented because figure of cash flows provided by operating activities was negative.

3. Matter concerning profit allocation

(1) Basic policy related to the Company’s profit allocation

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock. The Company recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

(2) Matter concerning profit allocation for this fiscal year and next fiscal year

The Company has decided to pay ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥35 per ADS already paid, the total dividends for the entire fiscal year will be ¥70 per ADS, which will be the same amount as the prior year.

Specific amount of cash dividends for the year ending March 31, 2010 will be decided based on the development of business performance.

During the year under review the Company purchased 8.40 million of its own shares (¥5.2 billion) on market pursuant to the resolutions of Board of Directors’ Meeting.

Kubota Corporation

and Subsidiaries

2. Management Policies

1. Basic management policy

More than a century since its founding, the Company has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Principal Business Policies for Medium-to-Long Term Growth in Profit

To realize further development in the medium-to-long term, the Company will implement the following initiatives.

(1) Management Emphasizing the Front-line of Business with a Focus on Technology and Manufacturing Capabilities

To survive and win in increasingly intense global competition, in the medium-to-long term, it will be indispensable for the Company to strengthen its capabilities for developing technologies and its manufacturing capabilities, which are basic functions that manufacturing companies must have. The Company has newly formed its Research & Development Strategy Committee and its Quality Assurance & Manufacturing Strategy Committee and is working to improve its systems for fulfilling its proper roles and moving in the correct directions in the areas of research & development, quality control and manufacturing capabilities. The Company will implement management that emphasizes each of its front-lines for manufacturing, sales, technology, and service as it focuses on technology and manufacturing capabilities.

(2) Promotion of CSR Management

The Company believes that sustained corporate growth and development come from the simultaneous “strengthening of profitability” and “contributing to the development of society and the maintenance of the earth’s environment.” The Company is implementing the following measures to move forward with the promotion of CSR management.

•

Kubota will work to substantially raise the level of its environmental protection activities, increase its level of concern for the earth’s environment in all aspects of its business activities, and strengthen its initiatives for reducing the burden its activities place on the natural environment.

•

Kubota will respond to the need for the further globalization of its activities by pursuing “management with diversity” by actively drawing on the capabilities of a diverse range of human resources regardless of their gender, age, national original, and other characteristics.

•

Kubota will substantially enhance its risk management activities. To this end, it will endeavor to improve the quality of its conduct of business operations by strengthening its operating base through the pursuit of best practices in financial reporting, quality control, environmental preservation, and fair trading as well as strengthen its internal control systems, which are the basis for compliance.

Kubota Corporation

and Subsidiaries

(3) Reforms in the Corporate Governance System

Amid the rapidly changing management environment, the Company will seize growth opportunities without fail, and, to survive and win in global competition, it must make strategic decisions more rapidly and build strong business execution functions. With these judgments in mind, the Company introduced Executive Officer System in April 2009 . In parallel with this change, the Company will reduce the number of Directors in order to promote strategic decision-making by Board of Directors more agilely and propose to appoint outside director at the Ordinary General Meeting of Shareholders to be held on June 2009 in order to improve management transparency and maintain soundness of management. The Company will endeavor to speed up its conduct of management by creating and implementing a new governance system at an early date.

(4) Improvement of Capabilities for Responding to Change in the Global Economy

As a result of the rapid expansion in the Company’s overseas business activities, the impacts of trends in the world economy, fluctuations in foreign currency rates, and other circumstances have grown substantially in importance. One of the important issues that the Company must address is the creation as quickly as possible of a business structure that can deal with changes in the global environment properly and quickly.

To find solutions to deal with this issue, it will be indispensable to expand overseas production and to locate production facilities appropriately. Going forward, the Company will take into account the cost-competitiveness of various locations, foreign currency risk, market size, growth potential, and other factors as well as move ahead with the optimization of its production facilities on a worldwide scale. In addition, to strengthen teamwork among production facilities in various locations, the Company will move forward aggressively with measures to standardize Kubota’s production methods.

Other effective measures to be implemented will be the globalization of procurement, the minimization of the effects of currency fluctuations, and the strengthening of competitiveness. The Company’s ratio of overseas procurement is still low, and room is left for expansion of its global procurement. Therefore, along with the optimization of its production system, the Company will optimize its procurement.

In the current unprecedented business environment, it is extremely difficult to expand sales. Thoroughgoing cost-cutting initiatives are essential to secure profitability. The Company must return to the basics as a manufacturer and aggressively implement reductions in variable and fixed costs.

In addition, the Company will be careful to manage its finances in Japan and overseas soundly and cautiously as well as take all appropriate measures in both fund procurement and fund management.

(5) Promotion of Globalization—Accelerating Development of Business Operations in Asia

The Company will proceed to devote corporate resources to its overseas business operations on a priority basis and work toward their expansion. Specifically, in the fields of water and environment, which are global issues, the Company will take up the challenge of using its comprehensive product lineup and technological capabilities in the fields of water treatment and water distribution to develop its international activities. The world markets for water- and environment-related products and services are enormous, and rapid growth is anticipated going forward in Asia, especially in China. To nurture the Company’s water-related business activities into a mainstay business similar to internal combustion engines and machinery today, the Company will work to develop new markets in water-related businesses with strong will.

In the internal combustion engines and machinery business, the Company will concentrate on developing agricultural markets in Asia where major potential for growth exists. Using the know-how it has accumulated through the mechanization of agriculture in Japan, the Company will aim to build its position as the No. 1 agricultural machinery manufacturer in the Asian market and thereby contribute to solving Asia’s food-related issues.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	March 31, 2009		March 31, 2008		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	69,505		88,784		(19,279)
Notes and accounts receivable:
Trade notes	65,429		70,645		(5,216)
Trade accounts	324,583		209,275		115,308
Less: Allowance for doubtful receivables	(2,512)		(1,983)		(529)

Total receivables, net	387,500		277,937		109,563
Short-term finance receivables-net	97,292		113,409		(16,117)
Inventories	207,401		206,220		1,181
Interest in sold receivables	—		77,767		(77,767)
Other current assets	54,648		58,521		(3,873)

Total current assets	816,346	58.9	822,638	56.2	(6,292)

Investments and long-term finance receivables:
Investments in and loan receivables to affiliated companies	14,511		13,646		865
Other investments	96,197		145,322		(49,125)
Long-term finance receivables-net	169,257		191,523		(22,266)

Total investments and long-term finance receivables	279,965	20.2	350,491	23.9	(70,526)

Property, plant, and equipment:
Land	90,479		92,208		(1,729)
Buildings	208,901		211,570		(2,669)
Machinery and equipment	361,323		372,425		(11,102)
Construction in progress	6,970		6,225		745

Total	667,673		682,428		(14,755)
Accumulated depreciation	(442,052)		(444,355)		2,303

Net property, plant, and equipment	225,621	16.3	238,073	16.3	(12,452)

Other assets:
Long-term trade accounts receivable	27,071		26,605		466
Other	37,680		27,444		10,236
Less: Allowance for doubtful receivables	(859)		(981)		122

Total other assets	63,892	4.6	53,068	3.6	10,824

Total	1,385,824	100.0	1,464,270	100.0	(78,446)

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Liabilities and Shareholders’ equity	(In millions of yen)
	March 31, 2009		March 31, 2008		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	132,100		113,087		19,013
Trade notes payable	16,405		21,232		(4,827)
Trade accounts payable	163,222		191,042		(27,820)
Advances received from customers	6,306		4,748		1,558
Notes and accounts payable for capital expenditures	13,301		15,436		(2,135)
Accrued payroll costs	26,266		27,680		(1,414)
Accrued expenses	25,717		32,608		(6,891)
Income taxes payable	4,733		12,908		(8,175)
Other current liabilities	45,947		34,744		11,203
Current portion of long-term debt	60,378		65,976		(5,598)

Total current liabilities	494,375	35.7	519,461	35.5	(25,086)
Long-term liabilities:
Long-term debt	208,588		183,945		24,643
Accrued retirement and pension costs	56,591		43,790		12,801
Other long-term liabilities	10,027		25,747		(15,720)

Total long-term liabilities	275,206	19.9	253,482	17.3	21,724

Minority interests	37,959	2.7	43,230	2.9	(5,271)

Shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	93,150		93,150		—
Legal reserve	19,539		19,539		—
Retained earnings	452,791		423,927		28,864
Accumulated other comprehensive income (loss)	(62,184)		31,177		(93,361)
Treasury stock	(9,082)		(3,766)		(5,316)

Total shareholders’ equity	578,284	41.7	648,097	44.3	(69,813)

Total	1,385,824	100.0	1,464,270	100.0	(78,446)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Year ended March 31, 2009		Year ended March 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Revenues	1,107,482	100.0	1,154,574	100.0	(47,092)	(4.1)
Cost of revenues	810,226	73.1	824,093	71.4	(13,867)	(1.7)
Selling, general, and administrative expenses	193,426	17.5	192,935	16.7	491	0.3
Loss from disposal and impairment of businesses and fixed assets	1,015	0.1	671	0.0	344	51.3

Operating income	102,815	9.3	136,875	11.9	(34,060)	(24.9)

Other income (expenses):
Interest and dividend income	4,822		4,472		350
Interest expense	(2,664)		(986)		(1,678)
Gain (loss) on sales of securities-net	(116)		704		(820)
Valuation loss on other investments	(8,618)		(6,715)		(1,903)
Foreign exchange loss-net	(11,525)		(9,043)		(2,482)
Other-net	(1,455)		(2,730)		1,275

Other income (expenses), net	(19,556)		(14,298)		(5,258)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	83,259	7.5	122,577	10.6	(39,318)	(32.1)

Income taxes:
Current	23,637		43,929		(20,292)
Deferred	5,109		4,115		994

Total income taxes	28,746		48,044		(19,298)

Minority interests in earnings of subsidiaries	6,671		6,790		(119)

Equity in net income of affiliated companies	222		94		128

Income from continuing operations	48,064	4.3	67,837	5.9	(19,773)	(29.1)

Income from discontinued operations, net of taxes	—		189		(189)

Net income	48,064	4.3	68,026	5.9	(19,962)	(29.3)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	(In millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2008	Change
Net income	48,064	68,026	(19,962)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(51,789)	(1,425)	(50,364)
Unrealized losses on securities	(26,270)	(36,834)	10,564
Unrealized losses on derivatives	(1,512)	(485)	(1,027)
Pension liability adjustments	(13,790)	(16,326)	2,536

Other comprehensive loss	(93,361)	(55,070)	(38,291)

Comprehensive income (loss)	(45,297)	12,956	(58,253)

Consolidated Statements of Shareholders’ Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity						Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)	659,637

Cumulative effect of adopting FIN 48					261			261
Net income					68,026			68,026
Other comprehensive loss						(55,070)		(55,070)
Cash dividends, ¥65 per ADS					(16,777)			(16,777)
Purchase and sale of treasury stock	(10,909)						(7,980)	(7,980)
Retirement of treasury stock					(4,398)		4,398	—

Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

Net income					48,064			48,064
Other comprehensive loss						(93,361)		(93,361)
Cash dividends, ¥75 per ADS					(19,193)			(19,193)
Purchase and sale of treasury stock	(8,541)				(7)		(5,316)	(5,323)

Balance, March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	578,284

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

	(In millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2008	Change
Operating activities:
Net income	48,064	68,026
Depreciation and amortization	31,242	30,565
Loss (gain) on sales of securities-net	116	(704)
Valuation loss on other investments	8,618	6,715
Loss (gain) from disposal of fixed asset	(151)	925
Minority interests in earnings of subsidiaries	6,671	6,790
Equity in net income of affiliated companies	(222)	(94)
Deferred income taxes	5,109	4,115
Decrease (increase) in notes and accounts receivable	(128,586)	31,750
Increase in inventories	(35,636)	(6,656)
Decrease (increase) in interest on sold receivables	70,132	(6,763)
Increase in other current assets	(21,322)	(13,309)
Decrease in trade notes and accounts payable	(19,771)	(23,311)
Decrease in income taxes payable	(7,008)	(10,842)
Increase in other current liabilities	28,727	7,539
Decrease in accrued retirement and pension costs	(10,054)	(10,998)
Other	1,494	6,362

Net cash provided by (used in) operating activities	(22,577)	90,110	(112,687)

Investing activities:
Purchases of fixed assets	(32,959)	(35,735)
Purchases of investments and change in loan receivables	(5,908)	3,337
Proceeds from sales of property, plant, and equipment	2,961	115
Proceeds from sales of investments	261	490
Increase in finance receivables	(193,495)	(196,494)
Collection of finance receivables	154,935	155,202
Other	184	741

Net cash used in investing activities	(74,021)	(72,344)	(1,677)

Financing activities:
Proceeds from issuance of long-term debt	129,967	113,962
Repayments of long-term debt	(74,386)	(84,895)
Net increase (decrease) in short-term borrowings	54,619	(15,840)
Cash dividends	(19,193)	(16,777)
Purchase of treasury stock	(5,338)	(7,997)
Other	(809)	(133)

Net cash provided by (used in) financing activities	84,860	(11,680)	96,540

Effect of exchange rate changes on cash and cash equivalents	(7,541)	97	(7,638)

Net increase (decrease) in cash and cash equivalents	(19,279)	6,183
Cash and cash equivalents, beginning of year	88,784	82,601

Cash and cash equivalents, end of year	69,505	88,784	(19,279)

	(In millions of yen)
Notes:
Cash paid during the year for:
Interest	12,768	12,875	(107)
Income taxes	38,472	56,535	(18,063)

Kubota Corporation

and Subsidiaries

Notes to assumptions for going concern: None

Notes to consolidated financial statements:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2009, of ¥98 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	111 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota-C.I. Co., Ltd.

	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	23 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	15 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.
Kubota Maison Co., Ltd.

On July 27, 2007, the Company announced that the Company and Urbanex Co., Ltd. have reached a basic agreement to transfer all the shares of Kubota Maison Co., Ltd. (“Kubota Maison”) to Urbanex Co., Ltd. On October 1, 2007, the Company transferred 70% shares of Kubota Maison in accordance with the agreement. As a result of the transfer, Kubota Maison was excluded from consolidated subsidiaries and became an affiliated company of Kubota Corporation. Kubota Maison is not an affiliated company from the fiscal year ending March 31, 2010 by the scheduled transfer of the remaining 30% shares on April 1, 2009.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Financial Instruments and Exchange Act in Japan. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The Company adopted the FASB Statement No. 157, “Fair Value Measurements” from the year ended March 31, 2009. This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements.

The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial position.

7.	The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2009.

Kubota Corporation

and Subsidiaries

Fair Value of Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s consolidated balance sheets. The following table presents costs, fair values, net unrealized holding gains for securities by major security type at March 31, 2009 and 2008.

	(In millions of yen)
	March 31, 2009			March 31, 2008
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other Investments (*):
Equity securities of financial institutions	24,412	40,275	15,863	30,813	73,257	42,444
Other equity securities	17,665	40,653	22,988	20,305	61,793	41,488
Total	42,077	80,928	38,851	51,118	135,050	83,932

(*) “Other investments” on the Company’s consolidated balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥15,269 million and ¥10,272 million, at March 31, 2009 and 2008, respectively.

Per Common Share Information

	(Yen)
	Year ended March 31, 2009	Year ended March 31, 2008
Shareholders’ equity per common share	¥454.60	¥506.09
Basic net income per common share	¥37.68	¥52.80
Diluted net income per common share	¥37.68	¥52.80

A reconciliation of the numerators and denominators of the basic and diluted net income per common share computation is as follows:

Numerators

	(In millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2008
Basic net income	¥48,064	¥68,026
Effect of dilutive convertible bonds	—	—
Diluted net income	¥48,064	¥68,026
Denominators
	(Thousands of shares)
	Year ended March 31, 2009	Year ended March 31, 2008
Weighted average common shares outstanding	1,275,575	1,288,337
Effect of dilutive convertible bonds	—	—
Diluted common shares outstanding	1,275,575	1,288,337

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Year ended March 31, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	754,416	207,870	74,390	70,806	1,107,482	—	1,107,482
Intersegment	52	446	285	15,861	16,644	(16,644)	—

Total	754,468	208,316	74,675	86,667	1,124,126	(16,644)	1,107,482

Cost of revenues and operating expenses	650,637	197,004	75,760	83,957	1,007,358	(2,691)	1,004,667
Operating income (loss)	103,831	11,312	(1,085)	2,710	116,768	(13,953)	102,815
Identifiable assets at March 31, 2009	899,104	188,671	55,936	81,358	1,225,069	160,755	1,385,824
Depreciation	20,040	6,424	636	1,440	28,540	1,927	30,467
Loss from impairment	—	733	—	—	733	15	748
Capital expenditures	24,072	5,804	813	1,274	31,963	1,374	33,337
Year ended March 31, 2008
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	793,654	201,599	70,878	88,443	1,154,574	—	1,154,574
Intersegment	16	485	97	15,551	16,149	(16,149)	—

Total	793,670	202,084	70,975	103,994	1,170,723	(16,149)	1,154,574

Cost of revenues and operating expenses	660,709	186,849	75,997	95,427	1,018,982	(1,283)	1,017,699
Operating income (loss)	132,961	15,235	(5,022)	8,567	151,741	(14,866)	136,875
Identifiable assets at March 31, 2008	932,231	192,433	59,149	79,796	1,263,609	200,661	1,464,270
Depreciation	19,791	6,341	547	1,347	28,026	2,093	30,119
Loss from impairment	8	114	—	—	122	15	137
Capital expenditures	26,798	5,251	591	1,794	34,434	729	35,163

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Year ended March 31, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	588,236	280,231	102,746	122,248	14,021	1,107,482	—	1,107,482
Intersegment	259,324	9,588	3,420	1,153	—	273,485	(273,485)	—

Total	847,560	289,819	106,166	123,401	14,021	1,380,967	(273,485)	1,107,482

Cost of revenues and operating expenses	795,095	262,515	99,520	108,600	11,930	1,277,660	(272,993)	1,004,667
Operating income	52,465	27,304	6,646	14,801	2,091	103,307	(492)	102,815
Identifiable assets at March 31, 2009	675,623	429,974	69,960	118,220	7,908	1,301,685	84,139	1,385,824
Year ended March 31, 2008
	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	607,377	332,042	121,114	79,483	14,558	1,154,574	—	1,154,574
Intersegment	292,371	9,160	4,142	1,623	—	307,296	(307,296)	—

Total	899,748	341,202	125,256	81,106	14,558	1,461,870	(307,296)	1,154,574

Cost of revenues and operating expenses	806,786	305,194	114,224	71,808	12,444	1,310,456	(292,757)	1,017,699
Operating income	92,962	36,008	11,032	9,298	2,114	151,414	(14,539)	136,875
Identifiable assets at March 31, 2008	716,207	487,654	82,992	88,882	11,314	1,387,049	77,221	1,464,270

(3) Overseas revenues

Year ended March 31, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	274,151	108,742	139,069	36,331	558,293
Consolidated revenues					1,107,482
Ratio of overseas revenues to consolidated revenues	24.7%	9.8%	12.6%	3.3%	50.4%
Year ended March 31, 2008
	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	329,495	125,388	93,014	34,441	582,338
Consolidated revenues					1,154,574
Ratio of overseas revenues to consolidated revenues	28.5%	10.9%	8.0%	3.0%	50.4%

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Year ended March 31, 2009		Year ended March 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	671,292	60.6	677,074	58.6	(5,782)	(0.9)

Domestic	214,905		218,828		(3,923)	(1.8)
Overseas	456,387		458,246		(1,859)	(0.4)

Construction Machinery	83,124	7.5	116,580	10.1	(33,456)	(28.7)

Domestic	20,249		29,488		(9,239)	(31.3)
Overseas	62,875		87,092		(24,217)	(27.8)

Internal Combustion Engine and Machinery	754,416	68.1	793,654	68.7	(39,238)	(4.9)

Domestic	235,154	21.2	248,316	21.5	(13,162)	(5.3)
Overseas	519,262	46.9	545,338	47.2	(26,076)	(4.8)

Pipes and Valves	164,797	14.9	151,846	13.2	12,951	8.5

Domestic	153,190		144,949		8,241	5.7
Overseas	11,607		6,897		4,710	68.3

Industrial Castings	43,073	3.9	49,753	4.3	(6,680)	(13.4)

Domestic	22,862		26,100		(3,238)	(12.4)
Overseas	20,211		23,653		(3,442)	(14.6)

Pipes, Valves, and Industrial Castings	207,870	18.8	201,599	17.5	6,271	3.1

Domestic	176,052	15.9	171,049	14.8	5,003	2.9
Overseas	31,818	2.9	30,550	2.7	1,268	4.2

Environmental Engineering	74,390	6.7	70,878	6.1	3,512	5.0

Domestic	68,885	6.2	64,934	5.6	3,951	6.1
Overseas	5,505	0.5	5,944	0.5	(439)	(7.4)

Building Materials and Housing	6,371	0.6	9,931	0.9	(3,560)	(35.8)

Domestic	6,371		9,931		(3,560)	(35.8)

Other	64,435	5.8	78,512	6.8	(14,077)	(17.9)

Domestic	62,727		78,006		(15,279)	(19.6)
Overseas	1,708		506		1,202	237.5

Other	70,806	6.4	88,443	7.7	(17,637)	(19.9)

Domestic	69,098	6.3	87,937	7.7	(18,839)	(21.4)
Overseas	1,708	0.1	506	0.0	1,202	237.5

Total	1,107,482	100.0	1,154,574	100.0	(47,092)	(4.1)

Domestic	549,189	49.6	572,236	49.6	(23,047)	(4.0)
Overseas	558,293	50.4	582,338	50.4	(24,045)	(4.1)

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Industry Segment

	(In billions of yen)
	Year ending March 31, 2010		Year ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Domestic	232.0		235.1		(3.1)	(1.3)
Overseas	447.0		519.3		(72.3)	(13.9)

Internal Combustion Engine and Machinery	679.0	66.6	754.4	68.1	(75.4)	(10.0)

Domestic	158.0		176.1		(18.1)	(10.3)
Overseas	39.5		31.8		7.7	24.2

Pipes, Valves, and Industrial Castings	197.5	19.3	207.9	18.8	(10.4)	(5.0)

Domestic	69.0		68.9		0.1	0.1
Overseas	8.5		5.5		3.0	54.5

Environmental Engineering	77.5	7.6	74.4	6.7	3.1	4.2

Domestic	65.0		69.1		(4.1)	(5.9)
Overseas	1.0		1.7		(0.7)	(41.2)

Other	66.0	6.5	70.8	6.4	(4.8)	(6.8)

Total	1,020.0	100.0	1,107.5	100.0	(87.5)	(7.9)

Domestic	524.0	51.4	549.2	49.6	(25.2)	(4.6)
Overseas	496.0	48.6	558.3	50.4	(62.3)	(11.2)

Kubota Corporation

and Subsidiaries

Balance Sheets (Non-consolidated)

Assets	In millions of yen
	March 31, 2009		March 31, 2008		Change
	Amount	%	Amount	%	Amount
Current assets:	394,552	53.6	423,514	52.0	(28,961)

Cash and deposits	27,523		37,911		(10,387)
Trade notes receivable	33,831		34,403		(572)
Trade accounts receivable	203,008		228,207		(25,198)
Finished goods	47,459		45,273		2,186
Work in process	21,910		21,227		682
Raw materials and supplies	9,025		7,208		1,816
Prepaid expenses	416		331		85
Deferred tax assets	8,852		8,914		(62)
Short-term loans receivable	27,221		28,468		(1,246)
Other	15,623		11,838		3,785
Allowance for doubtful receivables	(320)		(270)		(50)

Long-term assets:	341,943	46.4	391,371	48.0	(49,428)

Property, plant, and equipment, net of accumulated depreciation:	159,529	21.6	163,172	20.0	(3,642)
Buildings	38,779		39,415		(635)
Structures	5,300		5,523		(222)
Machinery and equipment	27,763		29,375		(1,612)
Transportation equipment	155		144		11
Tools, furniture and fixtures	5,815		4,413		1,402
Land	79,413		80,938		(1,525)
Construction in progress	2,301		3,362		(1,060)

Intangibles:	2,977	0.4	2,601	0.3	376
Industrial rights	1		3		(2)
Leasehold rights	24		24		—
Facility utility rights	263		264		(1)
Software	2,688		2,309		379

Investments:	179,436	24.4	225,598	27.7	(46,161)
Investment securities	94,492		143,506		(49,013)
Stock investments in subsidiaries and affiliated companies	54,270		53,214		1,055
Other investments	11		8		3
Other investments in subsidiaries and affiliated companies	3,733		3,265		467
Long-term loans receivable	26,363		25,355		1,008
Long-term loans receivable from employees	10		32		(21)
Long-term prepaid expenses	837		252		584
Deferred tax assets	327		—		327
Other	7,162		7,660		(497)
Allowance for doubtful receivables	(7,772)		(7 696)		(75)

Total assets	736,496	100.0	814,886	100.0	(78,390)

Kubota Corporation

and Subsidiaries

Balance Sheets (Non-consolidated)

Liabilities and net assets	(In millions of yen)
	March 31, 2009		March 31, 2008		Change
	Amount	%	Amount	%	Amount
Current liabilities:	237,997	32.3	251,157	30.8	(13,160)

Trade notes payable	5,563		7,019		(1,455)
Trade accounts payable	121,659		148,658		(26,999)
Short-term borrowings	22,512		18,524		3,987
Lease obligations	913		—		913
Other accounts payable	19,198		13,205		5,992
Income tax payable	—		6,058		(6,058)
Accrued expenses	29,115		32,187		(3,071)
Advances received from customers	4,573		1,790		2,782
Deposits received	22,600		20,757		1,843
Provision for warranty costs	3,112		2,710		401
Provision for directors’ bonuses	170		232		(62)
Other	8,578		11		8,566

Long-term liabilities:	89 435	12.2	103,780	12.8	(14,344)

Bonds	40,000		40,000		—
Long-term borrowings	30,500		29,012		1,487
Lease obligations	1,485		—		1,485
Deferred tax liabilities	—		11,819		(11,819)
Liabilities for severance payments to the employees	10,273		15,640		(5,367)
Other	7,177		7,308		(131)

Total liabilities	327,432	44.5	354,937	43.6	(27,504)

Shareholders’ equity	383,478	52.0	404,136	49.6	(20,658)

Common stock	84,070	11.4	84,070	10.3	—
Capital surplus:	73,057	9.9	73,057	9.0	—
Additional paid-in capital	73,057		73,057		—
Retained earnings:	235,282	31.9	250,632	30.8	(15,350)
Legal reserve	19,539		19,539		—
Other retained earnings:	215,742		231,093		(15,350)
Reserve for special depreciation	33		44		(10)
General reserve	211,742		202,442		9,300
Unappropriated retained earnings	3,967		28,607		(24,640)
Treasury stock	(8,931)	(1.2)	(3,623)	(0.5)	(5,037)
Valuation, translation adjustments and others	25,585	3.5	55,812	6.8	(30,226)

Unrealized holding gain on securities	25,576		55,810		(30,234)
Unrealized gain from hedging activities	9		1		7

Total net assets	409,063	55.5	459,948	56.4	(50,885)

Total liabilities and net assets	736,496	100.0	814,886	100.0	(78,390)

Kubota Corporation

and Subsidiaries

Statements of Income (Non-consolidated)

	(In millions of yen)
	Year ended March 31, 2009		Year ended March 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Net sales	643,090	100.0	685,431	100.0	(42,340)	(6.2)
Cost of sales	521,796	81.1	526,888	76.9	(5,092)	(1.0)

Gross profit	121,294	18.9	158,543	23.1	(37,248)	(23.5)

Selling, general and administrative expenses	93,450	14.6	96,611	14.1	(3,160)	(3.3)

Operating income	27,844	4.3	61,932	9.0	(34,087)	(55.0)

Non-operating income:	14,079		18,138		(4,059)
Interest income	759		735		24
Dividend income	4,999		6,69		(1,699)
Other	8,320		10,704		(2,383)
Non-operating expenses:	16,263		15,712		551
Interest expense	1,278		1,078		200
Other	14,985		14,634		351

Ordinary income	25,659	4.0	64,357	9.4	(38,698)	(60.1)

Extraordinary losses:	11,716		—		11,716
Surcharge on the Anti-Monopoly Law	7,284		—		7,284
Valuation losses on investment securities	2,780		—		2,780
Impairment losses on fixed assets	1,650		—		1,650

Income before income taxes	13,943	2.2	64,357	9.4	(50,414)	(78.3)

Income taxes:	10,094		31,451		(21,357)
Current	1,519		17,525		(16,006)
Previous years	—		5,353		(5,353)

Deferred	8,575		8,573		1

Net income	3,849	0.6	32,906	4.8	(29,056)	(88.3)

Kubota Corporation

and Subsidiaries

Statement of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2009

	(In millions of yen)
	Shareholders’ equity								Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	General reserve	Unappro -priated retained earnings
Balance, March 31, 2008	84,070	73,057	19,539	44	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948

Changes in this fiscal year
Transfer of reserve for special depreciation				2		(2)		—			—	—
Reversal of reserve for special depreciation				(12)		12		—			—	—
Transfer of general reserve					9,300	(9,300)		—			—	—
Dividends						(19,193)		(19,193)			—	(19,193)
Net income						3,849		3,849			—	3,849
Purchase of treasury stock							(5,337)	(5,337)			—	(5,337)
Disposal of treasury stock						(7)	30	22			—	22
Net change of items other than shareholders’ equity								—	(30,234)	7	(30,226)	(30,226)

Total changes in this fiscal year	—	—	—	(10)	9,300	(24,640)	(5,307)	(20,658)	(30,234)	7	(30,226)	(50,885)

Balance, March 31, 2009	84,070	73,057	19,539	33	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063

Year ended March 31, 2008

	(In millions of yen)
	Shareholders’ equity								Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	General reserve	Unappro -priated retained earnings
Balance, March 31, 2007	84,070	73,057	19,539	35	184,342	34,984	(41)	395,987	96,380	0	96,381	492,369

Changes in this fiscal year
Transfer of reserve for special depreciation				22		(22)		—			—	—
Reversal of reserve for special depreciation				(14)		14		—			—	—
Transfer of general reserve					18,100	(18,100)		—			—	—
Dividends						(16,776)		(16,776)			—	(16,776)
Net income						32,906		32,906			—	32,906
Purchase of treasury stock							(7,997)	(7,997)			—	(7,997)
Disposal and retirement of treasury stock						(4,398)	4,415	17			—	17
Net change of items other than shareholders’ equity								—	(40,569)	0	(40,569)	(40,569)

Total changes in this fiscal year	—	—	—	8	18,100	(6,377)	(3,582)	8,148	(40,569)	0	(40,569)	(32,420)

Balance, March 31, 2008	84,070	73,057	19,539	44	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended March 31, 2009

Consolidated Statements of Income

	(In millions of yen)
	Three months ended March 31, 2009
	Amount	%
Revenues	265,837	100.0
Cost of revenues	204,050	76.7
Selling, general, and administrative expenses	55,774	21.0
Gain on disposal of fixed assets	(511)	(0.2)

Operating income	6,524	2.5

Other income (expenses):
Interest and dividend income	522
Interest expense	(855)
Loss on sales of securities -net	(132)
Valuation loss on other investments	(7,864)
Foreign exchange gain -net	248
Other -net	(517)

Other income (expenses), net	(8,598)

Loss from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net loss of affiliated companies	(2,074)	(0.8)
Income taxes	(4,654)
Minority interests in earnings of subsidiaries	466
Equity in net loss of affiliated companies	(530)

Income from continuing operations	1,584	0.6
Income from discontinued operations, net of taxes	—

Net income	1,584	0.6

	(In yen)
Basic earnings per ADS (5 common shares):	6.23
Diluted earnings per ADS (5 common shares):	6.23

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended March 31, 2009

Consolidated Segment Information

(1) Information by industry segments

Three months ended March 31, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	153,888	55,745	36,744	19,460	265,837	—	265,837
Intersegment	28	205	181	4,515	4,929	(4,929)	—

Total	153,916	55,950	36,925	23,975	270,766	(4,929)	265,837

Cost of revenues and operating expenses	149,305	55,664	33,159	23,766	261,894	(2,581)	259,313
Operating income	4,611	286	3,766	209	8,872	(2,348)	6,524

(2) Information by geographic segments

Three months ended March 31, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	163,813	56,741	14,311	28,514	2,458	265,837	—	265,837
Intersegment	50,013	1,719	490	181	—	52,403	(52,403)	—

Total	213,826	58,460	14,801	28,695	2,458	318,240	(52,403)	265,837

Cost of revenues and operating expenses	208,998	55,372	16,535	26,842	2,166	309,913	(50,600)	259,313
Operating income (loss)	4,828	3,088	(1,734)	1,853	292	8,327	(1,803)	6,524

(3) Overseas revenues

Three months ended March 31, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	53,974	15,794	33,066	8,285	111,119
Consolidated revenues					265,837
Ratio of overseas revenues to consolidated revenues	20.3%	6.0%	12.4%	3.1%	41.8%

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended March 31, 2009

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended March 31, 2009
	Amount	%
Farm Equipment and Engines	144,163	54.2

Domestic	48,975
Overseas	95,188
Construction Machinery	9,725	3.7

Domestic	4,519
Overseas	5,206
Internal Combustion Engine and Machinery	153,888	57.9

Domestic	53,494	20.1
Overseas	100,394	37.8
Pipes and Valves	44,882	16.9

Domestic	41,596
Overseas	3,286
Industrial Castings	10,863	4.1

Domestic	6,116
Overseas	4,747
Pipes, Valves, and Industrial Castings	55,745	21.0

Domestic	47,712	18.0
Overseas	8,033	3.0
Environmental Engineering	36,744	13.8

Domestic	34,574	13.0
Overseas	2,170	0.8
Building Materials and Housing	1,451	0.5

Domestic	1,451
Other	18,009	6.8

Domestic	17,487
Overseas	522
Other	19,460	7.3

Domestic	18,938	7.1
Overseas	522	0.2
Total	265,837	100.0

Domestic	154,718	58.2
Overseas	111,119	41.8

Kubota Corporation

and Subsidiaries

Notice of Change of Management

(Effective as of June 19, 2009)

1) Appointment of new Directors

Name	Current Title
Yuzuru Mizuno	Corporate Auditor of Kubota Corporation
Executive Vice President of Matsushita Real Estate Co., Ltd.

Kan Trakulhoon	President and CEO, Siam Cement Group (SCG)

* Messrs. Yuzuru Mizuno and Kan Trakulhoon are candidates for outside Directors.

2) Appointment of new Corporate Auditors

Name	Current Title
Toshihiro Fukuda	Director of Kubota Corporation

Masao Morishita	ex- Matsushita Electric Industrial Co., Ltd.
(subsequently, Panasonic Corporation)

* Mr. Masao Morishita is a candidate for outside Corporate Auditor.

3) Retirement from Directors (Expiration of the term of offices)

Name	New title after retirement
Toshihiro Fukuda	Corporate Auditor of Kubota Corporation

Eisaku Shinohara	Senior Managing Executive Officer

Yoshihiko Tabata	Chairman of Kubota Systems Inc. (Date of assuming office: April 1,2009)

Kazunobu Ueta	Chairman of Kubota Credit Co., Ltd. (Date of assuming office: April 1,2009)

Morimitsu Katayama	Managing Executive Officer

Nobuyuki Toshikuni	Managing Executive Officer

Masayoshi Kitaoka	Managing Executive Officer

Masatoshi Kimata	Managing Executive Officer

Nobuyo Shioji	Managing Executive Officer

Takeshi Torigoe	Managing Executive Officer

Hideki Iwabu	Managing Executive Officer

Takashi Yoshii	Executive Officer

Kohkichi Uji	Executive Officer

Toshihiro Kubo	Executive Officer

Kenshiro Ogawa	Executive Officer

Tetsu Fukui	Executive Officer

Satoshi Iida	Executive Officer

Shigeru Kimura	Executive Officer

4) Retirement from Corporate Auditors (Expiration of the term of offices)

Name	New title after retirement
Junichi Maeda	Corporate Auditor of Kubota-C.I. Co., Ltd.

Yuzuru Mizuno	Director of Kubota Corporation

End of document

May 13, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on an distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 13, 2009 that the Company would distribute retained earnings as the record date was March 31, 2009.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 10, 2009)	Comparable previous year (Year ended March 31, 2008)
Record date	March 31, 2009	March 31, 2009	March 31, 2008
Dividend per ADS	¥35	¥35	¥40
Amount of dividend	¥8,907 million	—	¥10,247 million
Date of payment	June 22, 2009	—	June 23, 2008
Resource of dividend	Retained earnings	—	Retained earnings

ADS: American Depositary Receipt

2. Reasons for raising dividend

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock. The Company recognizes returning profit to shareholders is one of the most important missions.

In order to advance these activities and considering the Company’s current business performance, the Company decided to pay annual dividend per ADS would be ¥70, the same amount as annual dividend in the previous year.

Accordingly the year-end dividend for the year ended March 31, 2008 is ¥35 per ADS, in addition to the interim dividend of ¥35 already paid.

	(per ADS)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2009)	¥35	¥35	¥70
Comparable previous year (Year ended March 31, 2008)	¥30	¥40	¥70

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 13, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 13, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on amendment to Articles of Incorporation

Please be advised that Kubota Corporation (hereinafter “the Company”), at its Board of Directors’ Meeting held on May 13, 2009, resolved to propose an agenda to amend its Articles of Incorporation at the Ordinary General Meeting of Shareholders to be held on June 19, 2009.

1. Purposes of the amendments

(1)	In response to the computerization of stock certificate implemented from January 5, 2009 in Japan, the Company will make amendments including deletions of provisions related to real face of stock certificate. Additionally, the Company will add Supplemental Provisions in the Articles of Incorporation to settle transitional measure related to this amendment.

(2)	The Company will establish a provision of Executive Officers in response to introduction of the Executive Officer System and make amendment provisions, including reducing number of Directors, related to reforming management systems.

(3)	The Company will also make other necessary amendments.

2. Schedule

The date of the Ordinary General Meeting of Shareholders for the amendments:	June 19, 2009
The date that amended Articles of Incorporation will be effective:	June 19, 2009

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 15, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director, Member of the Board
General Manager of Finance & Accounting